Contact

www.linkedin.com/in/armand-
dauplaise-710679a (LinkedIn)
www.thehydrogen-group.com
(Company)

Top Skills

Leadership

Team Leadership

Business Planning

Armand Dauplaise

Experienced Business Executive

Winter Springs

Summary

A servant-leader who builds win-win relationships with people and businesses by asking questions and developing solutions for goals to be achieved. Works at putting the interests of others ahead of my own. Success has been achieved in business development, management, and team building. Experienced in multiple industries including retail, franchising, food service, coffee & vending service, insured property restoration, nutritional supplements, advertising and financial services. Has served as a Board member and Advisor for numerous non-profit organizations for more than 36 years including a Volunteer Team Leader for CBMC (Christian Business Men's Connection).

Experience

The Hydrogen Group

9 years 4 months

President & CEO

March 2012 - Present (9 years 4 months)

Orlando, Florida Area

Consultant	Business Consultant	2009-2012
President	Palm Tree Mobile Billboards	2006-2009
Chairman	Omni Alliance Group, Inc.	2005-2006
President & CEO	Bio-One Corporation	1999-2005
COO	Leffler Enterprises, Inc.	1998-1999
President	Restoring Services, Inc.	1995-1998
President	Premier Services	1981-1995

Additional Experience

Vice President	Coffee Butler Service
President	National Coffee Company
Vice President	Hardee's Restaurants
President	Burger King of Kansas
Marketing Manager	Burger King Corporation
Sales Manager	Hallmark Cards

President & CEO
March 2012 - Present (9 years 4 months)
Orlando, Florida Area

Business Consultant
Principal
January 2009 - March 2012 (3 years 3 months)

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Education

Rochester Institute of Technology
No, Business · (1967 - 1968)

Daytona State College
Two Year Degree, Business Administration and Management,
General · (1965 - 1967)